 Exhibit 99.1

PRELIMINARY NOTE

This Interim Report should be read in conjunction with the consolidated financial statements and accompanying notes included elsewhere in this Interim Report and with our Annual Report on Form 20-F, for the year ended December 31, 2013.

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and are presented in U.S. Dollars. These statements and discussion below contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, objectives, expectations and intentions and other statements contained in this Interim Report that are not historical facts, as well as statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. Such statements address future events and conditions concerning matters such as, but not limited to, our earnings, cash flow, liquidity and capital resources, compliance with debt and other restrictive covenants, interest rates and dividends. These statements are based on current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in political, economic, business, competitive, market and regulatory factors. We believe that these factors include, but are not limited to those described under Item 3 “Risk Factors” and elsewhere in our Annual Report on Form 20-F, for the year ended December 31, 2013.

Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward looking statements to reflect events, developments or circumstances after the date of this document, a change in our views or expectations, or to reflect the occurrence of future events.

Unless the context requires otherwise, when used in this Interim Report, (1) the terms “Fly,” “Company,” “we,” “our” and “us” refer to Fly Leasing Limited and its subsidiaries; (2) the term “B&B Air Funding” refers to our subsidiary, Babcock & Brown Air Funding I Limited; (3) all references to our shares refer to our common shares held in the form of American Depositary Shares, or ADSs; (4) the term “BBAM LP” refers to BBAM Limited Partnership and its subsidiaries and affiliates; (5) the terms “BBAM” and “Servicer” refer to BBAM Aircraft Management LP, BBAM Aircraft Management (Europe) Limited, BBAM Aviation Services Limited and BBAM US LP collectively; (6) the term “Manager” refers to Fly Leasing Management Co. Limited, the Company’s manager; (7) the term “Fly-Z/C LP” refers to Fly-Z/C Aircraft Holdings LP; (8) the term “GAAM” refers to Global Aviation Asset Management; and (9) the term “GAAM Portfolio” refers to the portfolio of 49 aircraft and other assets acquired from GAAM.

1

2

PART I — FINANCIAL INFORMATION

Item  1. Financial Statements (Unaudited)

Fly Leasing Limited

Consolidated Balance Sheets

AS OF SEPTEMBER 30, 2014 (UNAUDITED) AND DECEMBER 31, 2013

(Dollar amounts in thousands, except par value data)

	September 30, 2014	December 31, 2013
Assets
Cash and cash equivalents	$81,266	$404,472
Restricted cash and cash equivalents	131,537	174,829
Rent receivables	12,445	2,922
Investment in unconsolidated subsidiary	3,651	8,179
Flight equipment held for operating lease, net	3,477,409	3,034,912
Fair market value of derivative assets	3,733	7,395
Other assets, net	30,506	39,650
Total assets	$3,740,547	$3,672,359

Liabilities
Accounts payable and accrued liabilities	$18,922	$16,592
Rentals received in advance	18,191	17,422
Payable to related parties	7,097	3,756
Security deposits	60,582	52,837
Maintenance payment liability	256,044	233,811
Unsecured borrowings, net	292,476	291,567
Secured borrowings, net	2,257,839	2,254,705
Deferred tax liability, net	14,376	7,746
Fair market value of derivative liabilities	19,986	24,577
Other liabilities	36,874	20,523
Total liabilities	2,982,387	2,923,536

Shareholders’ equity
Common shares, $0.001 par value; 499,999,900 shares authorized; 41,432,998 and 41,306,338 shares issued and outstanding at September 30, 2014 and December 31, 2013, respectively	41	41
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid-in capital	658,442	658,492
Retained earnings	112,472	104,143
Accumulated other comprehensive loss, net	(12,795)	(13,853)
Total shareholders’ equity	758,160	748,823
Total liabilities and shareholders’ equity	$3,740,547	$3,672,359

The accompanying notes are an integral part of these consolidated financial statements.

3

Fly Leasing Limited

Consolidated Statement of Income

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013 (UNAUDITED)

(Dollar amounts in thousands, except per share data)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
Revenues
Operating lease revenue	$105,082	$78,369	$284,675	$274,583
Equity earnings from unconsolidated subsidiary	364	474	2,105	1,377
Gain (loss) on sale of aircraft	23	(47)	18,878	6,277
Interest and other income	74	319	718	1,781
Total revenues	105,543	79,115	306,376	284,018
Expenses
Depreciation	43,960	36,908	126,488	106,651
Interest expense	33,683	30,016	102,127	90,201
Selling, general and administrative	9,876	8,105	30,835	27,363
Ineffective, dedesignated and terminated derivatives	(149)	(160)	(117)	(1,020)
Net loss (gain) on extinguishment of debt	—	564	(4,010)	2,704
Maintenance and other costs	680	2,563	4,674	12,487
Total expenses	88,050	77,996	259,997	238,386
Net income before provision for income taxes	17,493	1,119	46,379	45,632
Provision for income taxes	2,132	815	5,781	6,568
Net income	$15,361	$304	$40,598	$39,064

Weighted average number of shares:
Basic	41,432,998	38,797,022	41,395,847	31,711,440
Diluted	41,463,474	38,921,962	41,434,681	31,821,118
Earnings per share:
Basic	$0.37	$0.00	$0.95	$1.21
Diluted	$0.37	$0.00	$0.95	$1.20
Dividends declared and paid per share	$0.25	$0.22	$0.75	$0.66

The accompanying notes are an integral part of these consolidated financial statements.

4

Fly Leasing Limited

Consolidated Statement of Comprehensive Income

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013 (UNAUDITED)

(Dollar amounts in thousands)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
Net income	$15,361	$304	$40,598	$39,064
Other comprehensive income, net of tax
Change in fair value of derivatives, net of deferred tax (1)	7,308	(4,627)	1,058	14,647
Reclassification from other comprehensive income into earnings, net of deferred tax (2)	—	(67)	—	(205)
Comprehensive income (loss)	$22,669	$(4,390)	$41,656	$53,506

(1)	Deferred tax expense was $1.0 million and $0.1 million for the three and nine month periods ended September 30, 2014, respectively. For the three month period ended September 30, 2013, deferred tax benefit was $0.4 million. For the nine month period ended September 30, 2013, deferred tax expense was $3.2 million.
(2)	Deferred tax benefit was $1,000 and $21,000 for the three and nine month periods ended September 30, 2013, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

5

Fly Leasing Limited

Consolidated Statement of Shareholders’ Equity

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 (UNAUDITED)

(Dollar amounts in thousands)

							Accumulated
					Additional	Retained	Other	Total
	Manager Shares		Common Shares		Paid-in	Earnings	Comprehensive	Shareholders’
	Shares	Amount	Shares	Amount	Capital	(Deficit)	Income (Loss), net	Equity
Balance January 1, 2013	100	$—	28,040,305	$28	$482,733	$83,138	$(33,897)	$532,002
Dividends to shareholders	—	—	—	—	—	(21,444)	—	(21,444)
Dividend equivalents	—	—	—	—	—	(806)	—	(806)
Shares issued in connection with public offering, net of expenses	—	—	13,142,856	13	172,582	—	—	172,595
Shares issued in connection with vested share grants	—	—	122,534	—	—	—	—	—
Shares issued in connection with SARs exercised	—	—	643	—	—	—	—	—
Share-based compensation	—	—	—	—	2,285	—	—	2,285
Derivative instruments terminated in connection with aircraft sale, net of deferred tax liability of $320 (1)	—	—	—	—	—	—	(747)	(747)
Net income	—	—	—	—	—	39,064	—	39,064
Net change in the fair value of derivatives, net of deferred tax liability of $3,224 (1)	—	—	—	—	—	—	14,647	14,647
Reclassified from other comprehensive income into earnings, net of deferred tax asset of $21 (1)	—	—	—	—	—	—	(205)	(205)
Balance September 30, 2013 (unaudited)	100	$—	41,306,338	$41	$657,600	$99,952	$(20,202)	$737,391

(1)	See Note 7 to Notes to Consolidated Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements.

6

Fly Leasing Limited

Consolidated Statement of Shareholders’ Equity

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 (UNAUDITED)

(Dollar amounts in thousands)

							Accumulated
					Additional	Retained	Other	Total
	Manager Shares		Common Shares		Paid-in	Earnings	Comprehensive	Shareholders’
	Shares	Amount	Shares	Amount	Capital	(Deficit)	Loss, net	Equity
Balance January 1, 2014	100	$—	41,306,338	$41	$658,492	$104,143	$(13,853)	$748,823
Dividends to shareholders	—	—	—	—	—	(31,034)	—	(31,034)
Dividend equivalents	—	—	—	—	—	(1,235)		(1,235)
Shares issued in connection with vested share grants	—	—	119,666	—	—	—	—	—
Shares issued in connection with SARs exercised	—	—	6,994	—	—	—	—	—
Share-based compensation	—	—	—	—	(50)	—	—	(50)
Net income	—	—	—	—	—	40,598	—	40,598
Net change in the fair value of derivatives, net of deferred tax asset of $91 (1)	—	—	—	—	—	—	1,058	1,058
Balance September 30, 2014 (unaudited)	100	$—	41,432,998	$41	$658,442	$112,472	$(12,795)	$758,160

(1)	See Note 7 to Notes to Consolidated Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements.

7

Fly Leasing Limited

Consolidated Statements of Cash Flows

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013 (UNAUDITED)

(Dollar amounts in thousands)

	Nine months	Nine months
	ended	ended
	September 30,	September 30,
	2014	2013
Cash Flows from Operating Activities
Net Income	$40,598	$39,064
Adjustments to reconcile net income to net cash flows provided by operating activities:
Equity in earnings from unconsolidated subsidiary	(2,105)	(1,377)
Gain on sale of aircraft	(18,878)	(6,277)
Depreciation	126,488	106,651
Amortization of debt issuance costs	4,051	6,453
Amortization of lease incentives	13,370	6,224
Amortization of lease discounts/premiums and other items	7,420	6,195
Amortization of fair market value adjustments associated with the GAAM acquisition	4,953	10,955
Net gain on extinguishment of debt	(4,048)	—
Share-based compensation	(50)	2,285
Provision for deferred income taxes	5,781	7,046
Unrealized gain on derivative instruments	(117)	(1,020)
Security deposits and maintenance payment liability relieved	(17,223)	(31,360)
Security deposits and maintenance payment claims applied towards operating lease revenues	—	(2,596)
Distribution from unconsolidated subsidiary	5,149	—
Changes in operating assets and liabilities:
Rent receivables	(3,494)	(2,978)
Other assets	1,497	(2,927)
Payable to related parties	(4,450)	(8,043)
Accounts payable and accrued liabilities	5,084	1,307
Rentals received in advance	1,139	1,006
Other liabilities	6,129	4,519
Net cash flows provided by operating activities	171,294	135,127
Cash Flows from Investing Activities
Distribution from unconsolidated subsidiary	1,484	—
Purchase of flight equipment	(643,950)	(424,363)
Proceeds from sale of aircraft	88,617	48,539
Payment for aircraft improvement	(8,698)	—
Lessor contribution to maintenance	(4,034)	(15,992)
Net cash flows used in investing activities	(566,581)	(391,816)

8

	Nine months	Nine months
	ended	ended
	September 30,	September 30,
	2014	2013
Cash Flows from Financing Activities
Restricted cash and cash equivalents	43,292	(18,440)
Security deposits received	10,558	10,520
Security deposits returned	(2,578)	(7,271)
Maintenance payment liability receipts	68,203	41,987
Maintenance payment liability disbursements	(44,413)	(12,476)
Debt issuance costs	(1,390)	(10,634)
Proceeds from secured borrowings	165,942	390,410
Repayment of secured borrowings	(135,264)	(243,910)
Proceeds from issuance of shares, net of fees paid	—	172,595
Dividends	(31,034)	(21,444)
Dividend equivalents	(1,235)	(806)
Net cash flows provided by financing activities	72,081	300,531
Net (decrease) increase in cash	(323,206)	43,842
Cash at beginning of period	404,472	163,124
Cash at end of period	$81,266	$206,966

Supplemental Disclosure:
Cash paid during the period for:
Interest	$83,833	$72,704
Taxes	156	213
Noncash Activities:
Other liabilities applied to maintenance payment liability and rent receivables	979	—
Security deposits applied to maintenance payment liability, rent receivables and other assets	1,598	1,414
Maintenance payment liability applied to rent receivables and rentals received in advanced	—	2,130
Noncash activities in connection with purchase of aircraft:
Security deposits and maintenance payment liability assumed	16,559	—
Other liabilities applied to purchase of aircraft	6,885	—
Rent receivable applied to purchase of aircraft	1,567	—
Deposits applied to purchase of aircraft	991	—
Noncash activities in connection with sale of aircraft:
Security deposits and maintenance payment liability applied	8,678	—
Refundable deposits applied to sale of aircraft	3,376	—
Rent receivable applied to sale of aircraft	425	—
Secured borrowings assumed by buyer	—	38,500
Derivative liabilities assumed by buyer	—	5,000

The accompanying notes are an integral part of these consolidated financial statements.

9

Fly Leasing Limited

Notes to Consolidated Financial Statements

For the nine months ended September 30, 2014

1. ORGANIZATION

Fly Leasing Limited (the “Company” or “Fly”) is a Bermuda exempted company that was incorporated on May 3, 2007, under the provisions of Section 14 of the Companies Act 1981 of Bermuda. The Company was formed to acquire, finance, lease and sell commercial jet aircraft and other aviation assets directly or indirectly through its subsidiaries.

Although the Company is organized under the laws of Bermuda, it is a resident of Ireland for tax purposes and is subject to Irish corporation tax on its income in the same way, and to the same extent, as if the Company were organized under the laws of Ireland.

In accordance with the Company’s amended and restated bye-laws, Fly issued 100 shares (“Manager Shares”) with a par value of $0.001 to Fly Leasing Management Co. Limited (the “Manager”) for no consideration. Subject to the provisions of the Company’s amended and restated bye-laws, the Manager Shares have the right to appoint the nearest whole number of directors to the Company which is not more than 3/7th of the number of directors comprising the board of directors. The Manager Shares are not entitled to receive any dividends, are not convertible into common shares and, except as provided for in the Company’s amended and restated bye-laws, have no voting rights.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PREPARATION

Fly is a holding company that conducts its business through its subsidiaries. The Company directly or indirectly owns all of the common shares of its consolidated subsidiaries. The consolidated financial statements presented are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The consolidated financial statements include the accounts of Fly and all of its subsidiaries. In instances where it is the primary beneficiary, Fly will consolidate a Variable Interest Entity (“VIE”). All intercompany transactions and balances have been eliminated. The consolidated financial statements are stated in U.S. Dollars, which is the principal operating currency of the Company.

The Company has one operating and reportable segment which is aircraft leasing.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, deferred tax assets and liabilities, accruals and reserves. To the extent available, the Company utilizes industry specific resources, third-party appraisers and other materials to support management’s estimates, particularly with respect to flight equipment. Despite management’s best efforts to accurately estimate such amounts, actual results could differ from those estimates.

3. FLIGHT EQUIPMENT HELD FOR OPERATING LEASE

As of September 30, 2014 and December 31, 2013, the Company had 121 and 113 aircraft held for operating leases, respectively. During the nine month period ended September 30, 2014, the Company purchased sixteen aircraft, increasing flight equipment held for operating lease by $675.7 million. During the nine month period ended September 30, 2013, the Company purchased eight aircraft, increasing flight equipment held for operating lease by $431.4 million.

During the nine month period ended September 30, 2014, the Company sold eight aircraft. Sale of six of the aircraft generated a pre-tax gain on sale of $18.9 million. The Company recorded a gain on debt extinguishment of $4.0 million in connection with the sale of the other two aircraft, which were financed under the CBA Facility. The sale proceeds were paid to the lenders as full and final discharge of the loans secured by these two aircraft. (See Note 6).

During the nine month period ended September 30, 2013, the Company sold ten aircraft and recognized a pre-tax gain on sale of $6.3 million. The buyer of six of the aircraft also assumed the underlying debt financing and derivative instruments associated with the aircraft.

10

As of September 30, 2014 and December 31, 2013, flight equipment held for operating lease consisted of the following:

	September 30, 2014	December 31, 2013
	(Dollars in thousands)
Cost	$4,151,725	$3,597,330
Accumulated depreciation	(674,316)	(562,418)
Flight equipment held for operating lease, net	$3,477,409	$3,034,912

The Company capitalized $5.6 million and $13.2 million of major maintenance expenditures for the nine month periods ended September 30, 2014 and 2013, respectively. These amounts have been included in flight equipment held for operating lease.

The classification of the net book value of flight equipment held for operating lease and operating lease revenue by geographic region in the tables below is based on the principal operating location of the lessee.

The distribution of the net book value of flight equipment held for operating lease by geographic region was as follows:

	September 30, 2014		December 31, 2013
	(Dollars in thousands)
Europe:
United Kingdom	$402,957	12%	$347,627	11%
Turkey	300,864	9%	191,527	6%
Other	684,907	19%	612,137	20%
Europe — Total	1,388,728	40%	1,151,291	37%

Asia and South Pacific:
China	304,439	9%	353,868	12%
Philippines	308,797	9%	—	—
India	87,437	3%	120,771	4%
Other	465,167	12%	394,627	13%
Asia and South Pacific — Total	1,165,840	33%	869,266	29%

Mexico, South and Central America:
Chile	249,332	7%	255,832	9%
Other	187,486	6%	226,336	7%
Mexico, South and Central America — Total	436,818	13%	482,168	16%

North America:
United States	308,072	9%	291,724	10%
Other	32,046	1%	33,162	1%
North America — Total	340,118	10%	324,886	11%

Middle East and Africa — Total	145,905	4%	189,682	6%
Off-Lease — Total	—	—	17,619	1%
Total flight equipment held for operating lease, net	$3,477,409	100%	$3,034,912	100%

At September 30, 2014, all of the Company’s aircraft held for operating lease were on lease to 67 lessees in 37 countries. In June 2014, a lessee of one of the Company’s aircraft filed for bankruptcy protection and the Company has terminated the lease and taken possession of the aircraft in October 2014. At December 31, 2013, 113 aircraft held for operating lease were on lease to 62 lessees in 34 countries and the Company had one aircraft off-lease.

The distribution of operating lease revenue by geographic region for the three month periods ended September 30, 2014 and 2013 was as follows:

11

	Three months		Three months
	ended		ended
	September 30,		September 30,
	2014		2013
	(Dollars in thousands)
Europe:
United Kingdom	$11,750	11%	$10,797	14%
Turkey	7,457	7%	4,120	5%
Other	18,874	18%	16,718	21%
Europe — Total	38,081	36%	31,635	40%
Asia and South Pacific:
China	17,796	17%	10,385	13%
Philippines	3,582	3%	—	—
India	7,089	7%	3,803	5%
Other	11,421	11%	7,599	10%
Asia and South Pacific — Total	39,888	38%	21,787	28%
Mexico, South and Central America:
Chile	7,029	7%	—	—
Other	4,768	4%	9,350	12%
Mexico, South and Central America — Total	11,797	11%	9,350	12%
North America:
United States	10,572	10%	10,120	13%
Other	780	1%	972	1%
North America — Total	11,352	11%	11,092	14%
Middle East and Africa — Total	3,964	4%	4,505	6%
Total Operating Lease Revenue	$105,082	100%	$78,369	100%

12

The distribution of operating lease revenue by geographic region for the nine month periods ended September 30, 2014 and 2013 was as follows:

	Nine months		Nine months
	ended		ended
	September 30,		September 30,
	2014		2013
	(Dollars in thousands)
Europe:
United Kingdom	$34,500	12%	$38,592	14%
Turkey	19,309	7%	10,132	4%
Other	56,704	20%	71,791	26%
Europe — Total	110,513	39%	120,515	44%
Asia and South Pacific:
China	38,905	14%	30,534	11%
Philippines	3,582	1%	—	—
India	14,696	5%	18,090	7%
Other	32,415	11%	23,425	8%
Asia and South Pacific — Total	89,598	31%	72,049	26%
Mexico, South and Central America:
Chile	21,087	7%	—	—
Other	17,083	6%	35,219	13%
Mexico, South and Central America — Total	38,170	13%	35,219	13%
North America:
United States	30,729	11%	30,393	11%
Other	2,477	1%	2,918	1%
North America — Total	33,206	12%	33,311	12%
Middle East and Africa — Total	13,188	5%	13,489	5%
Total Operating Lease Revenue	$284,675	100%	$274,583	100%

No customer accounted for 10% or more of the total operating lease revenue for the three or nine month periods ended September 30, 2014 or 2013. At September 30, 2014, the Company had three lessees on non-accrual basis due to concerns about the lessees’ financial condition and only recognized revenue as cash was received. During the three and nine month periods ended September 30, 2014, the Company recognized revenue of $2.6 million and $10.4 million, respectively, from these lessees. As of September 30, 2013, the Company had one lessee on non-accrual status. For the three and nine month periods ended September 30, 2013, the Company recognized revenue of $0.4 million and $1.0 million, respectively, from this lessee.

For the three and nine month periods ended September 30, 2014, the Company recognized end of lease revenue totaling $14.2 million and $18.0 million, respectively. For the three and nine month periods ended September 30, 2013, the Company recognized end of lease revenue totaling $17,000 and $47.6 million, respectively.

The amortization of lease premiums, net of lease discounts, which have been included as a component of operating lease revenue was $0.7 million and $2.4 million for the three and nine month periods ended September 30, 2014, respectively. The amortization of lease premiums, net of lease discounts, was approximately $0.8 million and $3.1 million for the three and nine month periods ended September 30, 2013, respectively.

The amortization of lease incentives recorded as a reduction of operating lease revenue totaled $6.1 million and $13.4 million for the three and nine month periods ended September 30, 2014, respectively. The amortization of lease incentives totaled $2.4 million and $6.2 million for the three and nine month periods ended September 30, 2013, respectively.

As of September 30, 2014 and December 31, 2013, the average remaining lease term of the Company’s aircraft portfolio, weighted by net book value, was 4.9 years and 4.3 years, respectively.

13

4. INVESTMENT IN UNCONSOLIDATED SUBSIDIARY

Investment in Fly-Z/C LP

The Company has a 57.4% limited partnership interest in Fly-Z/C LP. Summit Aviation Partners LLC has a 10.2% interest in the joint venture and the limited partners appointed a subsidiary of BBAM LP as the general partner of the joint venture. For the three and nine month periods ended September 30, 2014, the Company recognized $0.4 million and $2.1 million, respectively, in equity earnings from its investment in Fly-Z/C LP. For the three and nine month periods ended September 30, 2013, the Company recognized $0.5 million and $1.4 million, respectively, in equity earnings from its investment in Fly-Z/C LP. The Company received distributions of $6.6 million during the nine month period ended September 30, 2014. The Company received no distributions during the nine month period ended September 30, 2013.

5. UNSECURED BORROWINGS

	Balance as of
	September 30, 2014	December 31, 2013
	(in thousands)
Outstanding principal balance:
Unsecured notes issued	$300,000	$300,000
Unamortized discount	(7,524)	(8,433)
Unsecured borrowings, net	$292,476	$291,567

On December 11, 2013, the Company sold $300.0 million aggregate principal amount of unsecured 6.75% Senior Notes due 2020 (the “2020 Notes”). In connection with the issuance, the Company paid an underwriting discount totaling $8.5 million. The 2020 Notes are unsecured obligations of the Company and rank pari passu in right of payment with any existing and future senior indebtedness of the Company. Interest on the 2020 Notes is payable semi-annually on June 15 and December 15 of each year, beginning on June 15, 2014. As of September 30, 2014 and December 31, 2013, accrued interest on the 2020 Notes totaled $6.0 million and $1.1 million, respectively. The 2020 Notes have a maturity date of December 15, 2020.

Pursuant to the indenture governing the 2020 Notes, the Company is subject to restrictive covenants which relate to its operations, dividend payments, incurrence of debt, repurchases of common shares and investments. Certain of these covenants will be suspended if the 2020 Notes obtain an investment grade rating. As of September 30, 2014, the Company was not in default under the indenture governing the 2020 Notes.

In October 2014, the Company sold an additional $400.0 million aggregate principal amount of unsecured notes. (See Note 15).

6. SECURED BORROWINGS

The Company’s secured borrowings, net of unamortized debt discounts, as of September 30, 2014 and December 31, 2013 are presented below:

			Weighted average
	Net carrying value as of		interest rate(1) as of
	September 30,	December 31,	September 30,	December 31,	Maturity
	2014	2013	2014	2013	date
	(in thousands)
Notes Payable	$540,989	$575,326	3.36%	3.63%	November 2033
Nord LB Facility	416,365	440,456	4.15%	4.15%	November 2018
CBA Facility	115,799	159,802	4.62%	4.91%	June 2018 – October 2020
Term Loan	448,823	465,103	5.19%	4.50%	August 2019
Fly Acquisition II Facility	122,884	126,766	4.15%	4.16%	July 2018
Other aircraft secured borrowings	612,979	487,252	4.19%	4.71%	June 2015 – December 2025
Total	$2,257,839	$2,254,705

(1)	Represents the contractual interest rates and effect of derivative instruments, and excludes the amortization of debt discounts and debt issuance costs.

14

The Company is subject to certain operating covenants under its loan agreements relating to the maintenance, registration and insurance of its aircraft. The Company is also required to maintain lease concentration limits, and is subject to limitations on the re-leasing and disposition of aircraft in certain of these loan agreements. In addition, in certain of these loan agreements, the Company may be subject to additional operating covenants relating to the operations of the borrower entity; restrictions on the acquisition or substitution of aircraft; restrictions on the modification of aircraft and capital expenditures; limits on the amount and type of guarantees that can be provided or other indebtedness that can be incurred; and restrictions on the Company’s ability to grant liens or other encumbrances on the aircraft. The Company’s failure to comply with any one of these covenants may trigger an event of default under the relevant loan or facility agreement. Certain of these loan agreements contain cross-default provisions that could be triggered by a default under another loan agreement.

Generally, an event of default under any of the Company’s loan or facility agreements may include, among other things:

•	Failure to pay interest or principal when due or within a prescribed period of time following its due date;

•	Failure to make certain other payments and such payments are not made within a prescribed period of time following written notice;

•	Failure to maintain required insurance levels;

•	Failure to comply with certain other covenants and such noncompliance continues for a specified period of time following written notice; and

•	Any of the aircraft owning or borrower entities become the subject of insolvency proceedings.

As of September 30, 2014, the Company was not in default under any of its secured borrowings.

Notes Payable

	Balance as of
	September 30, 2014	December 31, 2013
	(in thousands)
Outstanding principal balance:
Notes issued	$556,171	$592,903
Unamortized discount	(15,182)	(17,577)
Notes payable, net	$540,989	$575,326

On October 2, 2007, B&B Air Funding issued $853.0 million of aircraft lease-backed Class G-1 notes (the “Notes”). The Notes are direct obligations of B&B Air Funding and are not obligations of, or guaranteed by, Fly. Interest is payable monthly based on the current one-month LIBOR plus a spread of 0.77%, which includes an amount payable to Ambac Assurance Corporation, the provider of a financial guaranty insurance policy (the “Policy Provider”) that supports payment of interest and in certain circumstances, principal on the Notes. As of each of September 30, 2014 and December 31, 2013, accrued interest on the Notes totaled $0.2 million.

All cash collected from the aircraft secured by the Notes is applied to service the outstanding balance of the Notes, after the payment of certain expenses and other costs, including the fees to the Policy Provider, interest and interest rate swap payments in accordance with those agreements. Principal payments during the nine month periods ended September 30, 2014 and 2013 totaled $36.7 million and $49.9 million, respectively. The final maturity date of the Notes is November 14, 2033.

During the nine month period ended September 30, 2013, two aircraft secured by the Notes were sold. At September 30, 2014, the Notes secured a total of 35 aircraft.

B&B Air Funding is subject to certain financial and operating covenants pursuant to the trust indenture governing the Notes.

15

In connection with the issuance of the Notes, B&B Air Funding entered into a revolving credit facility (“Note Liquidity Facility”) that provides additional liquidity of up to $60.0 million. Subject to the terms and conditions of the Note Liquidity Facility, advances may be drawn for the benefit of the Noteholders to cover certain expenses of B&B Air Funding, including maintenance expenses, interest rate swap payments and interest on the Notes. As of September 30, 2014, B&B Air Funding had not drawn on the Note Liquidity Facility.

Nord LB Facility

	Balance as of
	September 30, 2014	December 31, 2013
	(in thousands)
Outstanding principal balance	$424,984	$452,371
Unamortized debt discount	(8,619)	(11,915)
Nord LB Facility balance, net	$416,365	$440,456

The Company assumed a debt facility (the “Nord LB Facility”) provided by Norddeutsche Landesbank Gironzentrale (“Nord LB”) that financed 19 of the aircraft acquired in the GAAM Portfolio. The Nord LB Facility is structured as individual loans with each aircraft owning subsidiary acting as the borrower of its respective loan. Borrowings are secured by Fly’s equity interest in the subsidiaries which own the financed aircraft, the related leases, maintenance reserves and other deposits. The loans are cross-collateralized and contain cross-default provisions.

The loans under the Nord LB Facility bear interest at one month LIBOR plus 3.30% until the final maturity date of November 14, 2018. As of each of September 30, 2014 and December 31, 2013, the blended weighted average interest rate for the facility was 4.15%, excluding the amortization of debt discount and debt issuance costs. As of each of September 30, 2014 and December 31, 2013, interest accrued on the facility totaled $0.7 million.

The Company applies 95% of lease rentals collected towards interest and principal. Upon termination or expiration of a lease, no payments are due with respect to the outstanding loan associated with that aircraft until the earlier of (i) six months from such termination or expiration and (ii) the date on which the aircraft is re-leased. Interest during this period increases the outstanding balance under the facility. The Company must pay interest with respect to any aircraft that remains off-lease after six months, and if such aircraft continues to be off-lease after twelve months, the Company must pay debt service equal to 85% of the lease rate under the prior lease agreement.  The lenders may require payment in full or foreclose on an aircraft that remains off-lease after 24 months, but may not foreclose on any other aircraft in the facility. During the nine month period ended September 30, 2014, the Company made total principal payments of $27.4 million under the Nord LB Facility. During the nine month period ended September 30, 2013, the Company made total principal payments of $48.4 million, which included repayment of debt associated with the sale of an aircraft financed under the Nord LB Facility.

In the event the Company sells any of the financed aircraft, substantially all sales proceeds (after payment of certain expenses) must first be used to repay the debt associated with such aircraft and second to repay the outstanding amounts which finance the other aircraft. In addition, any security deposit and maintenance reserve amounts retained by the Company after termination of a lease will be used to prepay the Nord LB Facility, provided such reserves are not required for future maintenance of such aircraft. If the Company earns a 10% return on its equity investment after full repayment of the facility, the Company will pay Nord LB a fee equal to 10% of its return in excess of 10%, up to a maximum of $5.0 million.

The Nord LB Facility does not contain any financial covenants. At September 30, 2014, 17 aircraft were financed under this facility.

16

CBA Facility

	Balance as of
	September 30, 2014	December 31, 2013
	(in thousands)
Outstanding principal balance:
Senior tranches	$—	$30,512
Junior tranches	—	5,900
Tranche A	66,843	87,925
Tranche B	50,661	37,486
Total outstanding principal balance	117,504	161,823
Unamortized debt discount	(1,705)	(2,021)
CBA Facility balance, net	$115,799	$159,802

The Company assumed a debt facility provided by Bank of Scotland plc (“BOS”), Commonwealth Bank of Australia and CommBank Europe Limited (together, “CBA”) (the “CBA Facility” which the Company formerly referred to as the “BOS Facility”) that financed 21 of the aircraft acquired in the GAAM Portfolio. Subsequent to the acquisition of the GAAM Portfolio, twelve aircraft were refinanced.

On November 15, 2013, the Company amended and extended the CBA Facility, which was then secured by nine aircraft. CBA provided for seven new loans on seven of the remaining nine aircraft which are cross-collateralized and contain cross-default provisions. One loan matures in 2018 and the remaining six loans mature in 2020. All payments under the CBA Facility are guaranteed by the Company. The Company sold the two remaining aircraft financed under the CBA Facility and recorded a gain on debt extinguishment of $4.0 million during the nine month period ended September 30, 2014. The proceeds were paid to the lenders as full and final discharge of the loans secured by these two aircraft totaling $35.6 million.

The Company makes scheduled monthly payments of principal and interest on each loan in accordance with a fixed amortization schedule. During the nine month periods ended September 30, 2014 and 2013, the Company made total principal payments of $8.7 million and $11.7 million, respectively. In addition, in May 2013, the Company refinanced two aircraft, resulting in principal repayments of $54.5 million under the CBA Facility.

Borrowings under the CBA Facility accrue interest at either a fixed or variable interest rate. Variable borrowings bear interest based on one-month LIBOR plus an applicable composite margin of 2.50%. As of September 30, 2014 and December 31, 2013, the weighted average interest rates on the outstanding amounts, excluding the debt discount amortization, are presented below:

	As of
	September 30, 2014	December 31, 2013
Fixed rate loans:
Senior tranches	—	5.62%
Junior tranches	—	7.91%
Tranche A	6.22%	6.53%
Tranche B	4.47%	4.58%
Variable rate loans:
Tranche A	3.50%	2.66%
Tranche B	—	2.66%
Facility weighted average interest rate	4.62%	4.91%

As of September 30, 2014 and December 31, 2013, interest accrued on the facility totaled $30,000 and $0.2 million, respectively.

Borrowings under the CBA Facility are secured by the Company’s equity interest in the subsidiaries which own the aircraft, the aircraft and the related leases. If, upon the repayment of any loan, the ratio of the remaining principal amount outstanding under the CBA Facility to the aggregate appraised value of the aircraft is equal to or greater than 80%, the Company will be required to pay into a collateral account an amount as is necessary to reduce this ratio to less than 80%.

17

There are no financial covenants in the CBA Facility.

Term Loan

	Balance as of
	September 30, 2014	December 31, 2013
	(in thousands)
Outstanding principal balance	$457,488	$475,313
Unamortized debt discount	(8,665)	(10,210)
Term Loan balance, net	$448,823	$465,103

On August 9, 2012, the Company entered into a $395.0 million senior secured term loan with a consortium of lenders (the “Term Loan”). The Term Loan was originally issued at 96% of par value.

On November 21, 2013, the Company amended and upsized the Term Loan by $105.0 million. The incremental borrowing was priced at 99.75% of the principal amount. The Company received net proceeds of approximately $102.0 million, which were used to finance the acquisition of aircraft. At December 31, 2013, $33.6 million was held in an escrow account to finance the acquisition of two aircraft, which were acquired during the first quarter of 2014. During the nine month period ended September 30, 2014, the Company sold four aircraft financed under the Term Loan, and substituted in three unencumbered aircraft as collateral. During the nine month period ended September 30, 2013, the Company sold one aircraft financed under the Term Loan and substituted in an aircraft purchased during the third quarter of 2013. At September 30, 2014, 29 aircraft were financed under this facility.

The Term Loan bears interest at LIBOR plus a margin of 3.50%, with a LIBOR floor of 1.00% and matures in August 2019. The Term Loan requires quarterly principal payments. During the nine month periods ended September 30, 2014 and 2013, the Company made principal payments of $17.8 million and $14.8 million, respectively. As of each of September 30, 2014 and December 31, 2013, interest accrued on the Term Loan totaled $2.9 million. The Term Loan may be prepaid in whole or in part, provided that, if such prepayment occurs on or prior to November 21, 2014, such prepayment will be made at 101% of the principal amount being repaid.

The Term Loan is guaranteed by the Company. Borrowings under the Term Loan are secured by the Company’s equity interests in the aircraft owning and/or leasing subsidiaries, the aircraft and related leases and other deposits. The Term Loan contains certain concentration limits with respect to types of aircraft which can be financed in the Term Loan, as well as geographic and single lessee concentration limits. These concentration limits apply upon the acquisition, sale, removal or substitution of an aircraft. The Term Loan also includes certain customary covenants, including reporting requirements and maintenance of public ratings.

The maximum loan-to-value ratio, as measured on a quarterly basis, is 70.0% of the lower of the mean or median of half-life adjusted base value of the financed aircraft as determined by three independent appraisers. The Company is required to seek new appraisals semi-annually.

Fly Acquisition II Facility

	Balance as of
	September 30, 2014	December 31, 2013
	(in thousands)
Outstanding principal balance	$122,884	$126,766

The Company entered into a revolving credit facility with a consortium of lenders (“Fly Acquisition II Facility”) providing loans in an aggregate amount of up to $450.0 million for an availability period that expires on July 3, 2015, followed by a three-year term, with a final maturity date of July 3, 2018.

The Company pays a commitment fee of 0.75% per annum on a monthly basis to each lender on the undrawn amount of its commitment which accrues during the availability period. The applicable margin during the availability period is 3.25%, stepping up to 3.75%, 4.25% and 4.75% in each subsequent year during the term period. As of each of September 30, 2014 and December 31, 2013, interest accrued on the Fly Acquisition II Facility totaled $0.2 million.

18

The borrowing base for each aircraft in the portfolio is equal to 72.5% of the lower of (x) the original purchase price of the aircraft depreciated on a straight line basis assuming a 25-year useful life and (y) the lower of the current market value or base value appraisal. The outstanding aggregate amount of loans under the facility cannot exceed 72.5% of the sum of (x) the aggregate borrowing base of all aircraft and (y) 50% of maintenance reserves paid with respect to the aircraft. Aircraft financed under the Fly Acquisition II Facility may not be more than eight years of age at the time of funding.

During the nine month period ended September 30, 2013, the Company purchased five aircraft using a combination of unrestricted cash and $161.6 million drawn under the Fly Acquisition II Facility. At September 30, 2014, four aircraft were financed under this facility.

During the availability period, the Company is required to make monthly principal payments such that the aggregate outstanding principal amount of the loans is less than or equal to 72.5% of the aggregate purchase price of the aircraft depreciated on a straight line basis assuming a 25-year useful life of the aircraft.

The Company is required to make partial prepayments with any proceeds from the sale of aircraft and all insurance and other proceeds received with respect to any event of total loss of an aircraft. Amounts repaid may be redrawn during the availability period.

During the nine month periods ended September 30, 2014 and 2013, the Company made principal payments of $3.9 million and $1.6 million, respectively. In addition, during the third quarter of 2013, two aircraft were refinanced, resulting in repayments of $43.8 million under the Fly Acquisition II Facility.

Borrowings are secured by the beneficial interests in the aircraft owning and leasing subsidiaries, the aircraft and related leases, certain cash collateral and other deposits. In addition, the Company is required to maintain cash collateral equal to 2% of the aggregate outstanding principal balance of the loans. If there is an event of default in respect of the borrowing base, the Company will be required to pledge to the lenders all maintenance reserves that were collected prior to such event of default as well as all maintenance reserves to be paid following this occurrence. If certain concentration criteria are not met at the end of the availability period, then all of the maintenance reserves to be paid in respect of the financed aircraft following this occurrence will be pledged to the lenders.

Other Aircraft Secured Borrowings

	Balance as of		Weighted Average
	September 30,	December 31,	Interest
	2014	2013	Rates(1)	Maturity Date
	(in thousands)
Outstanding principal balance	$617,364	$490,106	4.19%	June 2015 – December 2025
Unamortized debt discount	(4,385)	(2,854)
Other aircraft secured borrowings balance, net	$612,979	$487,252

(1)	Represents the weighted average contracted interest rate as of September 30, 2014.

In addition to the debt facilities described above, the Company has entered into other secured borrowings to finance the acquisition of aircraft. These borrowings may finance the acquisition of one or more aircraft and are usually structured as individual loans which are secured by pledges of the Company’s rights, title and interest in the financed aircraft and leases. The maturity date on each loan generally matches the corresponding lease expiration date. The Company makes scheduled monthly payments of principal and interest on each loan in accordance with a fixed amortization schedule. Principal payments, including repayment of a loan associated with an aircraft sold, totaled $40.7 million during the nine month period ended September 30, 2014. During the nine month period ended September 30, 2013, the Company made principal payments totaling $19.2 million. As of each of September 30, 2014 and December 31, 2013, interest accrued on these loans totaled $1.1 million. As of September 30, 2014, 19 aircraft were financed by other aircraft secured borrowings.

At September 30, 2014 and December 31, 2013, $294.9 million and $134.9 million of the other aircraft secured borrowings, respectively, were recourse to the Company. Although these recourse loans are secured by aircraft and their associated leases, the Company has guaranteed and will be responsible for timely payment of all debt service and other amounts due under these loans in the event that the underlying leases do not provide sufficient cash flow to meet required debt payments. In addition, certain of the Company’s secured, recourse borrowings contain cross default provisions to other recourse borrowings which if triggered could significantly increase the amount of indebtedness that is payable by the Company at the time of the default.

19

During the nine month period ended September 30, 2014, the Company acquired two aircraft with a combination of unrestricted cash and proceeds from secured, recourse debt financing of $168.0 million. During the nine month period ended September 30, 2013, the Company acquired one aircraft with a combination of unrestricted cash and proceeds from secured, recourse debt financing of $128.0 million.

In connection with the sale of six aircraft during the first quarter of 2013, the buyer assumed the underlying debt facility which had an outstanding balance of $38.5 million, net of unamortized discount of $2.9 million, and the derivative contracts associated with the aircraft.

7. DERIVATIVES

Derivatives are used by the Company to manage its exposure to interest rate and foreign currency exchange fluctuations. The Company uses interest rate swap contracts to hedge variable interest payments due on loans associated with aircraft with fixed rate rentals. As of September 30, 2014, the Company’s total unsecured and secured debt balance, excluding unamortized debt discount, was $2.6 billion. Debt with floating interest rates totaled $2.0 billion, of which $1.6 billion was associated with aircraft with fixed rate rentals.

Interest rate swap contracts allow the Company to pay fixed interest rates and receive variable interest rates with the swap counterparty based on the one-month LIBOR on the notional amounts over the life of the contracts. As of each of September 30, 2014 and December 31, 2013, the Company had interest rate swap contracts with notional amounts aggregating $1.5 billion. The unrealized fair market value gain on the interest rate swap contracts, reflected as derivative assets, was $3.7 million and $7.4 million as of September 30, 2014 and December 31, 2013, respectively. The unrealized fair market value loss on the interest rate swap contracts, reflected as derivative liabilities, was $20.0 million and $24.6 million as of September 30, 2014 and December 31, 2013, respectively.

The Company determines the fair value of derivative instruments using a discounted cash flow model. The model incorporates an assessment of the risk of non-performance by the swap counterparty in valuing derivative assets and an evaluation of the Company’s credit risk in valuing derivative liabilities.

The Company considers in its assessment of non-performance risk, if applicable, netting arrangements under master netting agreements, any collateral requirement, and the derivative payment priority in the Company’s debt agreements. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility.

Designated Derivatives

The Company’s interest rate derivatives have been designated as cash flow hedges. The effective portion of changes in fair value of these derivatives are recorded as a component of accumulated other comprehensive income, net of a provision for income taxes. Changes in the fair value of these derivatives are subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. For the three and nine month periods ended September 30, 2014, the Company recorded a net unrealized gain of $7.3 million and $1.1 million, after the applicable net tax expenses of $1.0 million and $0.1 million, respectively. For the three and nine month periods ended September 30, 2013, the Company recorded a net unrealized loss of $4.7 million and a net unrealized gain $14.6 million, after the applicable net tax benefit of $0.4 million and net tax expense of $3.2 million, respectively.

As of September 30, 2014, the Company had the following designated derivative instruments classified as derivative assets on the balance sheet (dollar amounts in thousands):

				Swap	Fair Market		Adjusted Fair Market		Gain Recognized in	Gain
			Hedge	Contract	Value of	Credit	Value of	Deferred	Accumulated	Recognized
			Interest	Notional	Derivative	Risk	Derivative	Tax	Comprehensive	into
Type	Quantity	Maturity Dates	Rates	Amount	Asset	Adjustment	Asset	Expense	Loss	Earnings
Interest rate swap contracts	22	10/15/17- 11/14/18	0.89% - 1.86%	$764,780	$4,166	$12	$4,178	$(549)	$3,841	$82
Accrued interest				—	(445)	—	(445)	—	—	—

Total – designated derivative assets	22			$764,780	$3,721	$12	$3,733	$(549)	$3,841	$82

20

As of September 30, 2014, the Company had the following designated derivative instruments classified as derivative liabilities on the balance sheet (dollar amounts in thousands):

				Swap	Fair Market		Adjusted Fair Market		Loss Recognized in	Gain
			Hedge	Contract	Value of	Credit	Value of	Deferred	Accumulated	Recognized
			Interest	Notional	Derivative	Risk	Derivative	Tax	Comprehensive	into
Type	Quantity	Maturity Dates	Rates	Amount	Liability	Adjustment	Liability	Benefit	Loss	Earnings
Interest rate swap contracts	14	1/14/15- 9/27/25	1.69% - 6.22%	$695,425	$(20,081)	$1,055	$(19,026)	$2,390	$(16,636)	$—
Accrued interest				—	(960)	—	(960)	—	—	—

Total – designated derivative liabilities	14			$695,425	$(21,041)	$1,055	$(19,986)	$2,390	$(16,636)	$—

The Company also had an interest rate cap that expired in August 2014.

Terminated Derivatives

In connection with the sale of six aircraft by the Company during the first quarter of 2013, the buyer assumed the underlying debt financing and derivative contracts associated with the aircraft. As of the disposal date, the derivative contracts were classified as derivative liabilities and had a negative fair market value of $5.0 million.

8. SHARE-BASED COMPENSATION

On April 29, 2010, the Company adopted the 2010 Omnibus Incentive Plan (“2010 Plan”) and reserved 1,500,000 shares for issuance under the 2010 Plan. The 2010 Plan permitted the grant of (i) SARs; (ii) RSUs; (iii) nonqualified stock options; and (iv) other stock-based awards. By June 30, 2012, the Company had exhausted the 2010 Plan and no shares remain available for grant.

A summary of the Company’s SAR activity for the nine month period ended September 30, 2014 is presented below:

	Number of	Weighted average
	shares	exercise price
Outstanding at December 31, 2013	888,634	$12.74
SARs granted	—	—
SARs exercised	(58,519)	12.80
SARs canceled or forfeited	(8,998)	12.28
Outstanding at September 30, 2014	821,117	12.74
Exercisable at September 30, 2014	764,558	$12.77

A summary of the Company’s RSU activity for the nine month period ended September 30, 2014 is presented below:

		Weighted average
	Number of	grant date
	shares	fair value
Outstanding and unvested at December 31, 2013	161,480	$12.81
RSUs granted	—	—
RSUs vested	(119,666)	13.30
RSUs canceled or forfeited	(5,739)	12.28
Outstanding and unvested at September 30, 2014	36,075	$12.28

21

Valuation Assumptions

The Company uses the Black-Scholes option pricing model to determine the fair value of SARs. The fair value of SARs expected to vest is estimated on the date of grant, or if applicable, on the measurement date using the following assumptions:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Risk-free interest rate	0.90% – 2.17%	0.90% – 2.36%	0.90% – 2.32%	0.90% – 2.36%
Volatility	48% – 57%	52% – 63%	48% – 57%	52% – 63%
Expected life	6 – 8 years	6 – 9 years	6 – 8 years	6 – 9 years

Share-based compensation expense related to SARs and RSUs is recorded as a component of selling, general and administrative expenses, and totaled a negative $14,000 and a negative $50,000 for the three and nine month periods ended September 30, 2014, respectively. Share-based compensation expense totaled a negative $0.2 million and $2.3 million for the three and nine month periods ended September 30, 2013, respectively. Unamortized share-based compensation expense totaled $0.2 million and $0.9 million at September 30, 2014 and December 31, 2013, respectively. At September 30, 2014 and December 31, 2013, unvested RSUs and SARs had a weighted average remaining vesting term of approximately seven months and six months, respectively.

9. INCOME TAXES

Fly is a tax resident of Ireland and has wholly-owned subsidiaries in Ireland, France, Luxembourg, Australia, Singapore and Labuan that are tax residents in those jurisdictions. In general, Irish resident companies pay corporation tax at the rate of 12.5% on trading income and 25.0% on non-trading income. Under current tax rules in Ireland, the Company is allowed to carry forward its net operating losses for an indefinite period to offset any future income. In calculating net trading income, Fly and its Irish tax resident subsidiaries are entitled to a deduction for trading expenses and tax depreciation on their aircraft.

Repatriated earnings and any undistributed earnings from the Company’s Cayman and Australian subsidiaries will be taxed at the 25.0% and 12.5% tax rate, respectively. Fly’s French resident subsidiaries pay a corporation tax of 33.33%, Fly’s Luxembourg resident subsidiaries pay a corporation tax of 28.8% and Fly’s Australian resident subsidiaries pay a corporation tax of 30.0% on their net trading income.

Income tax expense (benefit) by jurisdiction is shown below:

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
	(Dollars in thousands)
Ireland	1,921	1,627	5,124	6,605
Australia	92	238	401	965
Other	119	(1,050)	256	(1,002)
Provision for income taxes	$2,132	$815	$5,781	$6,568

In the three and nine month periods ended September 30, 2013, the Company recognized a tax benefit of $1.1 million related to U.S. Federal and State taxes resulting from the re-allocation of BBAM LP’s U.S. sourced income among its partners.

22

The Company had no unrecognized tax benefits as of September 30, 2014 and December 31, 2013.

10. SHAREHOLDERS’ EQUITY

On May 7, 2014, the Company’s Board of Directors approved a new $30.0 million share repurchase program expiring in May 2015. Under this program, the Company may make share repurchases from time to time in the open market or in privately negotiated transactions. The timing of the repurchases under this program will depend upon a variety of factors, including market conditions, and the program may be suspended or discontinued at any time. No shares were repurchased during the nine month periods ended September 30, 2014 and 2013.

During the nine month period ended September 30, 2014, the Company issued 126,660 shares in connection with RSUs that vested and SARs that were exercised. As of September 30, 2014, there were 41,432,998 shares outstanding.

11. EARNINGS PER SHARE

The following table sets forth the calculation of basic and diluted earnings per share:

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013
	(Dollars in thousands, except share and per share data)
Numerator
Net income	$15,361	$304	$40,598	$39,064
Less: Dividend equivalents paid on vested RSUs and SARs	(191)	(151)	(1,235)	(806)
Net income available to common shareholders	$15,170	$153	$39,363	$38,258
Denominator
Weighted average shares outstanding-Basic	41,432,998	38,797,022	41,395,847	31,711,440
Dilutive common equivalent shares:
RSUs	29,692	120,568	36,941	98,178
SARs	784	4,372	1,893	11,500
Weighted average shares outstanding-Diluted	41,463,474	38,921,962	41,434,681	31,821,118
Earnings per share:
Basic	$0.37	$0.00	$0.95	$1.21
Diluted	$0.37	$0.00	$0.95	$1.20

Basic earnings per share is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing net income available to common shareholders by the sum of the weighted average number of common shares outstanding and the potential number of dilutive common shares outstanding during the period, excluding the effect of any anti-dilutive securities. The Company had no anti-dilutive SARs during the nine month periods ended September 30, 2014 and 2013.

SARs and RSUs granted by the Company that contain non-forfeitable rights to receive dividend equivalents are deemed participating securities (see Note 8). Net income available to common shareholders is determined by reducing the Company’s net income for the period by dividend equivalents paid on vested RSUs and SARs during the period.

12. COMMITMENTS AND CONTINGENCIES

From time to time, the Company contracts with third-party service providers to perform maintenance or overhaul activities on its off-lease aircraft.

In September 2014, the Company entered into a purchase and lease agreement to acquire one Airbus A321-200 aircraft.

23

13. RELATED PARTY TRANSACTIONS

Fly has no employees and has outsourced the daily operations of the Company by entering into management, servicing and administrative agreements (the “Agreements”) with BBAM. Services to be rendered under these agreements include acquiring and disposing of aircraft; marketing of aircraft for lease and re-lease; collecting rent and other payments from the lessees; monitoring maintenance, insurance and other obligations under the leases; enforcing the Company’s rights under the lease terms; and maintaining the books and records of the Company and its subsidiaries. The Manager manages the Company under the direction of its chief executive officer and chief financial officer. Pursuant to the terms of the Agreements, certain fees and expenses that may be payable to the Manager may be reduced for any like payments made to other BBAM affiliates.

BBAM received base and rent fees pursuant to the Agreements in amounts totaling $3.8 million and $10.6 million for the three and nine month periods ended September 30, 2014, respectively. For the three and nine month periods ended September 30, 2013, base and rent fees incurred totaled $3.1 million and $8.8 million, respectively. BBAM also received administrative fees from aircraft owning subsidiaries of the Company totaling $0.5 million and $1.6 million during the three and nine month periods ended September 30, 2014, respectively. During the three and nine month periods ended September 30, 2013, BBAM received administrative fees of $0.4 million and $1.4 million, respectively.

With respect to aircraft acquired in the first quarter of 2014, the Manager waived the origination fees that it was entitled to receive from the Company. For the three and nine month periods ended September 30, 2014, the Company incurred $5.3 million and $8.7 million of origination fees, of which $0.3 million and $3.1 million, respectively, were expensed. For the three and nine month periods ended September 30, 2013, the Company incurred $4.4 million and $6.4 million of origination fees, respectively.

For the three and nine month periods ended September 30, 2014, fees of $0.2 million and $2.2 million were incurred for aircraft dispositions, respectively. For the three and nine month periods ended September 30, 2013, fees of $0.4 million and $2.0 million were incurred for aircraft dispositions, respectively.

The Company makes quarterly payments to the Manager as compensation for providing the services of the chief executive officer, the chief financial officer and other personnel, and for certain corporate overhead costs related to the Company (“Management Expenses”), subject to adjustments tied to the Consumer Price Index. The amount is subject to adjustment by notice from the Manager and the approval of the independent members of the Company’s board of directors. For the three and nine month periods ended September 30, 2014, the Company incurred $2.7 million and $8.0 million of Management Expenses, respectively, which are included in selling, general and administrative expenses. For the three and nine month periods ended September 30, 2013, the Company incurred $2.6 million and $7.8 million of Management Expenses, respectively.

In connection with its services, the Manager may incur expenses such as travel, insurance and other professional fees on behalf of the Company. The Company had $0.6 million and $0.8 million of reimbursable expenses due to the Manager at September 30, 2014 and December 31, 2013, respectively.

24

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

Assets and liabilities recorded at fair value on a recurring basis in the consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. The hierarchy levels give the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Fair value measurements are disclosed by level within the following fair value hierarchy:

Level 1 — Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 — Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level 3 — Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The Company’s financial instruments consist principally of cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, derivative instruments, accounts payable and borrowings. Fair value of an asset is defined as the price a seller would receive in a current transaction between knowledgeable, willing and able parties. A liability’s fair value is defined as the amount that an obligor would pay to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor.

The fair value of the Company’s cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, and accounts payable approximate their carrying value. (The fair values of cash, restricted cash and cash equivalents are a Level 1 hierarchy. The fair values of accounts receivable and accounts payable are Level 2 hierarchy.) Where available, the fair value of the Company’s notes payable and debt facilities are based on observable market prices or parameters or derived from such prices or parameters (Level 2). Where observable prices or inputs are not available, valuation models are applied, using the net present value of cash flow streams over the term using estimated market rates for similar instruments and remaining terms (Level 3). These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity. The Company determines the fair value of its derivative instruments using a discounted cash flow model which incorporates an assessment of the risk of non-performance by the swap counterparty and an evaluation of Fly’s credit risk in valuing derivative liabilities. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility.

The Company also measures the fair value for certain assets and liabilities on a non-recurring basis, when GAAP requires the application of fair value, including events or changes in circumstances that indicate that the carrying amounts of assets may not be recoverable. Assets subject to these measurements include Fly’s investment in an unconsolidated subsidiary and flight equipment held for operating leases. Fly accounts for its investment in an unconsolidated subsidiary under the equity method and records impairment when its fair value is less than its carrying value (Level 3).

The Company records flight equipment at fair value when the carrying value may not be recoverable. Such fair value measurements are based on management’s best estimates and judgment, and uses Level 3 inputs which include assumptions as to future cash proceeds from the leasing and eventual disposition of the aircraft. For the three and nine month periods ended September 30, 2014 and 2013, no impairment was recorded by the Company with respect to its flight equipment held for operating lease.

The carrying amounts and fair values of the Company’s financial instruments are as follows:

	As of September 30, 2014		As of December 31, 2013
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Dollars in thousands)
Notes payable	$540,989	$467,184	$575,326	$498,038
Nord LB Facility	416,365	416,365	440,456	440,456
CBA Facility	115,799	115,799	159,802	153,390
Term Loan	448,823	456,345	465,103	478,877
Fly Acquisition II Facility	122,884	130,344	126,766	134,320
Other aircraft secured debt	612,979	615,139	487,252	488,267
Unsecured debt	292,476	311,250	291,567	305,250
Derivative asset	3,733	3,733	7,395	7,395
Derivative liabilities	19,986	19,986	24,577	24,577

25

As of September 30, 2014 and December 31, 2013, the categorized asset and liabilities measured at fair value on a recurring basis, based upon the lowest level of significant inputs to the valuations are as follows:

	Level 1	Level 2	Level 3	Total
	(Dollars in thousands)
September 30, 2014:
Derivative asset	—	$3,733	—	$3,733
Derivative liabilities	—	19,986	—	19,986
December 31, 2013:
Derivative asset	—	$7,395	—	$7,395
Derivative liabilities	—	24,577	—	24,577

15. SUBSEQUENT EVENTS

On October 3, 2014, the Company sold $75.0 million aggregate principal amount of its 2020 Notes (the “Additional 2020 Notes”) and $325.0 million aggregate principal amount of 6.375% Senior Notes due 2021 (the “2021 Notes”). The Additional 2020 Notes were issued as additional notes under an indenture pursuant to which the Company issued $300.0 million aggregate principal amount of 2020 Notes on December 11, 2013, and were sold at a price of 104.75% of the principal amount thereof. The 2021 Notes were issued under an indenture containing substantially similar terms as the indenture governing the 2020 Notes and were sold at par. The Company received net proceeds of $396.6 million after deducting the underwriters’ discounts and commissions. The Company intends to use the net proceeds for general corporate purposes, including the acquisition of aircraft.

On October 9, 2014, the Company declared a dividend of $0.25 per share, or approximately $10.4 million, which will be paid on November 20, 2014 to shareholders of record at October 31, 2014.

In October 2014, the Company entered into purchase agreements to acquire three Boeing 737-800 aircraft. The first aircraft was acquired in October 2014. The Company anticipates taking delivery of the remaining two aircraft in the fourth quarter of 2014.

Subsequent to September 30, 2014, the Company acquired two Airbus A321-200 aircraft. The Company entered into a purchase agreement to acquire one additional Airbus A321-200 aircraft in November 2014.

In November 2014, the Company entered into sale agreements to sell eight Boeing 757-200 aircraft. The Company anticipates such sales to close by the end of 2015.

In November 2014, the Company entered into a purchase agreement to acquire one Airbus A321-200 aircraft which is expected to be delivered in the first quarter of 2015.

Subsequent to September 30, 2014, the Company terminated two leases with lessees on non-accrual status and repossessed these aircraft.

26

Item 2. Management’s Discussion & Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our (i) consolidated financial statements and related notes included elsewhere in this Interim Report and (ii) Annual Report on Form 20-F for the year ended December 31, 2013. The consolidated financial statements have been prepared in accordance with U.S. GAAP and are presented in U.S. dollars. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. See “Preliminary Note”.

Overview

Fly Leasing Limited is a Bermuda exempted company that was incorporated on May 3, 2007, under the provisions of Section 14 of the Companies Act 1981 of Bermuda. We are principally engaged in purchasing commercial aircraft which we lease under multi-year contracts to a diverse group of airlines throughout the world.

Although we are organized under the laws of Bermuda, we are a resident of Ireland for tax purposes and are subject to Irish corporation tax on our income in the same way, and to the same extent, as if we were organized under the laws of Ireland.

For the three and nine month periods ended September 30, 2014, we had net income of $15.4 million and $40.6 million, or diluted earnings per share of $0.37 and $0.95, respectively. Net cash flows provided by operating activities for the nine month period ended September 30, 2014 totaled $171.3 million. Net cash flow used in investing activities was $566.6 million and net cash provided by financing activities was $72.1 million for the nine month period ended September 30, 2014. We paid $32.3 million in dividends and dividend equivalents during the nine month period ended September 30, 2014.

Impact of GAAM Portfolio Acquisition

On October 14, 2011, we completed the acquisition of the GAAM Portfolio and assumed approximately $1.2 billion of secured, non-recourse debt financing. Because the majority of GAAM’s debt was entered into during a period of favorable market conditions which provided for lower borrowing margins and higher loan-to-value ratios than are currently available, we recorded GAAM’s debt on our consolidated balance sheet at a fair value that is lower than its face value. This difference is amortized into interest expense for the remaining terms of the debt facilities, resulting in higher interest expense than our cash interest payments.

We also evaluated whether the leases acquired with the aircraft in the GAAM Portfolio were at fair market value by comparing the contractual lease rates to the range of then current lease rates of like aircraft. We recognized a lease premium when we determined that an acquired lease’s terms were above market value and a lease discount when the acquired lease’s terms were below fair market value. Lease discounts are capitalized into other liabilities and accreted as additional rental revenue on a straight-line basis over the lease term. Lease premiums are capitalized into other assets and amortized against rental revenue on a straight-line basis over the lease term. In the aggregate, lease premiums exceeded lease discounts, and the amortization of these lease premiums on a straight-line basis reduces our reported operating lease revenues for the remaining terms of such leases.

The following table shows the impact of the amortization of debt discounts, lease premiums and certain other items for the three month period ending December 31, 2014 and for the succeeding five years. The amortization amounts for each applicable period may change for a number of reasons, including, among other things, aircraft dispositions, debt repayments and refinancings.

	Three months
	ending
	December 31,	Year ended December 31,
	2014	2015	2016	2017	2018	2019
	(in thousands)
Amortization of GAAM purchase accounting adjustments:
Amortization of fair value lease premiums and discounts, net	$227	$165	$—	$—	$—	$—
Amortization of fair value debt discounts	1,080	3,359	2,394	2,112	1,847	109
Total amortization of GAAM purchase accounting adjustments	$1,307	$3,524	$2,394	$2,112	$1,847	$109

27

Market Conditions

The airline industry was profitable in 2012 and 2013 and airline profitability in 2014 will exceed that of the prior years. Through the end of the third quarter of 2014, the industry has been stable. However, the airline industry is cyclical, and macroeconomic, geopolitical and other risks may negatively impact airline profitability or create unexpected volatility in the aircraft leasing market.

There is an overall positive trend in world air traffic demand which we believe will continue to drive growth in the aircraft leasing market. Aircraft demand continues to increase each year and aircraft manufacturers are increasing their production rates to meet this demand. An increase in the production rates by manufacturers may reduce the demand for used aircraft, and could lead to a reduction in the lease rates and the values of aircraft in the future. Currently, leased aircraft make up approximately 40% of the worldwide commercial jet aircraft fleet that is in service and this percentage is generally expected to be maintained or to increase over time.

Although we expect airlines to be profitable in 2014, profits are not uniformly distributed among airlines and certain airlines, particularly smaller airlines and start-up carriers struggle financially. These lessees may be unable to make lease rental and other payments on a timely basis.

Critical Accounting Policies and Estimates

Fly prepares its consolidated financial statements in accordance with U.S. GAAP, which requires the use of estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, investments, deferred assets, accruals and reserves. We utilize third party appraisers and industry valuation professionals, where possible, to support estimates, particularly with respect to flight equipment. Despite our best efforts to accurately estimate such amounts, actual results could differ from those estimates. We have made no significant changes in our critical accounting policies and significant estimates from those disclosed in our Annual Report on Form 20-F for the year ended December 31, 2013.

Operating Results

Management’s discussion and analysis of operating results presented below pertain to our unaudited consolidated statement of income for the three month periods ended September 30, 2014 and 2013.

Consolidated Statements of Income of Fly for the three months ended September 30, 2014 and 2013

	Three months	Three months
	ended	ended
	September 30,	September 30,
	2014	2013
	(Dollars in thousands)
Revenues
Operating lease revenue	$105,082	$78,369
Equity earnings from unconsolidated subsidiary	364	474
Gain (loss) on sale of aircraft	23	(47)
Interest and other income	74	319
Total revenues	105,543	79,115
Expenses
Depreciation	43,960	36,908
Interest expense	33,683	30,016
Selling, general and administrative	9,876	8,105
Ineffective, dedesignated and terminated derivatives	(149)	(160)
Net loss on extinguishment of debt	—	564
Maintenance and other costs	680	2,563
Total expenses	88,050	77,996
Net income before provision for income taxes	17,493	1,119
Provision for income taxes	2,132	815
Net income	$15,361	$304

28

As of September 30, 2014 and 2013, we had 121 and 107 aircraft in our portfolio, respectively. As of September 30, 2014, we had all 121 aircraft on lease to 67 lessees, compared to September 30, 2013, when 104 of our aircraft were on lease to 56 lessees and three aircraft were off-lease.

	Three months ended September 30,		Increase/
	2014	2013	Decrease
	(Dollars in thousands)
Operating lease revenue:
Operating lease rental revenue	$97,984	$81,747	$16,237
End of lease revenue	14,181	17	14,164
Amortization of lease incentives	(6,149)	(2,385)	(3,764)
Amortization of lease premiums, discounts & other	(934)	(1,010)	76
Total operating lease revenue	$105,082	$78,369	$26,713

For the three month period ended September 30, 2014, operating lease revenue totaled $105.1 million, an increase of $26.7 million compared to the three month period ended September 30, 2013. The increase was primarily due to: (i) an increase of $21.7 million from aircraft purchased in 2013 and 2014, (ii) an increase of $14.2 million from end of lease revenue recognized and (iii) an increase of $1.8 million from the remarketing of aircraft that were previously off-lease. These increases were partially offset by: (i) an increase of $3.8 million in lease incentives, (ii) a decrease of $3.3 million in lease revenue from aircraft sold in 2013 and 2014, (iii) a decrease of $3.6 million due to lower lease rates on lease extensions, restructurings and remarketings, and (iv) other decreases of $0.3 million.

For the three month periods ended September 30, 2014 and 2013, we recorded equity earnings from an unconsolidated subsidiary, Fly-Z/C LP, of $0.4 million and $0.5 million, respectively. We have a 57.4% interest in Fly-Z/C LP.

During the three month period ended September 30, 2014, we sold one aircraft which generated a pre-tax gain of $23,000. During the three month period ended September 30, 2013, we sold one aircraft and recognized a loss on sale of aircraft of $47,000.

Depreciation expense during the three month period ended September 30, 2014 was $44.0 million, compared to $36.9 million for the three month period ended September 30, 2013, an increase of $7.1 million. The increase was primarily due to depreciation on aircraft acquisitions and improvements made, partially offset by depreciation on aircraft we sold.

Interest expense totaled $33.7 million and $30.0 million for the three month periods ended September 30, 2014 and 2013, respectively. The increase of $3.7 million was primarily due to additional interest on our 2020 Notes issued in December 2013 and additional secured borrowings used to finance aircraft acquisitions. This increase was partially offset by lower interest due to (i) debt repayments made in 2014 and 2013, (ii) amendment of the CBA Facility in 2013 and (iii) re-pricing of the Term Loan in 2013.

Selling, general and administrative expenses were $9.9 million and $8.1 million for the three month periods ended September 30, 2014 and 2013, respectively, an increase of $1.8 million. The increase was primarily due to (i) a foreign exchange loss of $0.8 million and (ii) an increase of $0.7 million in management and servicing fees paid to BBAM, resulting from the increase in the number of aircraft in our portfolio.

Maintenance and other leasing costs were $0.7 million for the three month period ended September 30, 2014, a decrease of $1.9 million compared to the corresponding period in the prior year. The decrease was primarily due to significant aircraft maintenance expenses incurred during the three month period ended September 30, 2013 in connection with early lease terminations and preparing the aircraft for delivery to new lessees.

29

Provision for income taxes consisting primarily of Irish income tax was $2.1 million and $0.8 million, respectively, for the three month periods ended September 30, 2014 and 2013. We are a tax resident in Ireland and expect to pay the corporation tax rate of 12.5% on trading income and 25.0% on non-trading income. Compared to the same period in the prior year, we had more revenues resulting in a higher pre-tax income for the three month period ended September 30, 2014. The effective tax rate was 12.2% for the three month period ended September 30, 2014. During the three month period ended September 30, 2014, we also recorded a net valuation allowance of $1.5 million against deferred tax assets which was offset by an interest deduction on intercompany notes. During the three month period ended September 30, 2013, we recorded a net valuation allowance of $2.1 million against deferred tax assets arising from Irish net operating losses. This charge was partially offset by a tax benefit of $1.1 million related to U.S. Federal and State taxes resulting from the re-allocation of BBAM LP’s U.S. sourced income among its partners.

Our consolidated net income was $15.4 million and $0.3 million for the three month periods ended September 30, 2014 and 2013, respectively.

Consolidated Statements of Income of Fly for the nine months ended September 30, 2014 and 2013

	Nine months	Nine months
	ended	ended
	September 30,	September 30,
	2014	2013
	(Dollars in thousands)
Revenues
Operating lease revenue	$284,675	$274,583
Equity earnings from unconsolidated subsidiary	2,105	1,377
Gain on sale of aircraft	18,878	6,277
Interest and other income	718	1,781
Total revenues	306,376	284,018
Expenses
Depreciation	126,488	106,651
Interest expense	102,127	90,201
Selling, general and administrative	30,835	27,363
Ineffective, dedesignated and terminated derivatives	(117)	(1,020)
Net (gain) loss on extinguishment of debt	(4,010)	2,704
Maintenance and other costs	4,674	12,487
Total expenses	259,997	238,386
Net income before provision for income taxes	46,379	45,632
Provision for income taxes	5,781	6,568
Net income	$40,598	$39,064

	Nine months ended September 30,		Increase/
	2014	2013	Decrease
	(Dollars in thousands)
Operating lease revenue:
Operating lease rental revenue	$283,095	$236,805	$46,290
End of lease revenue	18,035	47,569	(29,534)
Amortization of lease incentives	(13,370)	(6,224)	(7,146)
Amortization of lease premiums, discounts & other	(3,085)	(3,567)	482
Total operating lease revenue	$284,675	$274,583	$10,092

For the nine month period ended September 30, 2014, operating lease revenue totaled $284.7 million, an increase of $10.1 million compared to the nine month period ended September 30, 2013. The increase was primarily due to (i) an increase of $63.1 million from aircraft purchased in 2013 and 2014 and (ii) an increase of $7.8 million from the remarketing of aircraft that were previously off-lease. These increases were partially offset by (i) a decrease of $29.5 million from end of lease revenue recognized, (ii) a decrease of $9.6 million in lease revenue from aircraft sold in 2013 and 2014, (iii) a decrease of $14.1 million due to lower lease rates on lease extensions, restructurings and remarketings, (iv) an increase of $7.1 million in lease incentives and (v) other decreases of $0.5 million.

30

For the nine month periods ended September 30, 2014 and 2013, we recorded equity earnings from an unconsolidated subsidiary, Fly-Z/C LP, of $2.1 million and $1.4 million, respectively. Our equity earnings for 2014 include our share of the gain on conversion of an operating lease to a finance lease with respect to two aircraft held in Fly-Z/C LP.

During the nine month period ended September 30, 2014, we sold eight aircraft. Sale of six of the aircraft generated a pre-tax gain on sale of $18.9 million. We recorded a gain on debt extinguishment of $4.0 million in connection with the sale of the other two aircraft financed under the CBA Facility. The sale proceeds were paid to the lenders as full and final discharge of the loans secured by these two aircraft. During the nine month period ended September 30, 2013, we sold ten aircraft and recognized gains on sale of $6.3 million.

Depreciation expense during the nine month period ended September 30, 2014 was $126.5 million, compared to $106.7 million for the nine month period ended September 30, 2013, an increase of $19.8 million. The increase was primarily due to depreciation on aircraft acquisitions and improvements made, partially offset by depreciation on aircraft we sold.

Interest expense totaled $102.1 million and $90.2 million for the nine month periods ended September 30, 2014 and 2013, respectively. The increase of $11.9 million was primarily due to additional interest on our 2020 Notes issued in December 2013 and additional secured borrowings used to finance aircraft acquisitions. This increase was partially offset by lower interest due to (i) debt repayments made in 2014 and 2013, (ii) amendment of the CBA Facility in 2013 and (iii) re-pricing of the Term Loan in 2013.

Selling, general and administrative expenses were $30.8 million and $27.4 million for the nine month periods ended September 30, 2014 and 2013, respectively, an increase of $3.4 million. The increase was primarily due to (i) transaction costs and expenses incurred in connection with aircraft purchased totaling $3.5 million and (ii) an increase of $2.0 million in management and servicing fees paid to BBAM resulting from the increase in the number of aircraft in our portfolio. The increases were partially offset by a decrease in share based compensation of $2.4 million.

Maintenance and other leasing costs were $4.7 million for the nine month period ended September 30, 2014, a decrease of $7.8 million compared to the corresponding period in the prior year. The decrease was primarily due to significant aircraft maintenance expenses incurred during the nine month period ended September 30, 2013 in connection with early lease terminations and preparing the aircraft for delivery to new lessees.

Provision for income taxes consisting primarily of Irish income tax was $5.8 million and $6.6 million for the nine month periods ended September 30, 2014 and 2013, respectively. We are a tax resident in Ireland and expect to pay the corporation tax rate of 12.5% on trading income and 25.0% on non-trading income. The effective tax rate was 12.5% and 14.4% for the nine month periods ended September 30, 2014 and 2013, respectively. During the nine month period ended September 30, 2014, we also recorded a net valuation allowance of $2.4 million against deferred tax assets which was offset by an interest deduction on intercompany notes. During the nine month period ended September 30, 2013, in connection with the gain recognized on the sale of aircraft owned by an Australian subsidiary, we partially reversed $2.1 million of the valuation allowance we had established against a deferred tax asset recorded in connection with the acquisition of GAAM’s Australian assets. During the nine month period ended September 30, 2013, we recorded a net valuation allowance of $2.1 million against deferred tax assets arising from Irish net operating losses. This charge was partially offset by a tax benefit of $1.1 million related to U.S. Federal and State taxes resulting from re-allocation of BBAM LP’s U.S. sourced income among its partners.

Our consolidated net income was $40.6 million and $39.1 million for the nine month periods ended September 30, 2014 and 2013, respectively.

Liquidity and Capital Resources

Overview

Our business is very capital intensive, requiring significant investment to maintain and expand our fleet. We have pursued a strategy of fleet growth, spending more than $1.2 billion to acquire 30 aircraft since the beginning of 2013. We expect continued fleet growth in the fourth quarter of 2014 and into 2015. In addition, we have committed to returning capital to shareholders through quarterly dividends, currently $0.25 per share, and opportunistic share repurchases.

31

We finance our business with unrestricted cash, cash generated from operating leases, aircraft sales and debt financings. Our debt financing strategy has focused increasingly on funding our business on an unsecured basis, which provides us with greater operational flexibility, and through secured, recourse debt financing, which enables us to take advantage of improved pricing and other terms. In addition, we continue to utilize secured, non-recourse indebtedness under our debt facilities and other aircraft secured borrowings.

Our sole source of operating cash flows is from distributions made to us from our subsidiaries. Distributions of cash to us from our subsidiaries are subject to compliance with applicable debt covenants. Substantially all revenue collected during each monthly period from aircraft financed by certain of our debt facilities are applied to service the outstanding debt under those facilities, after the payment of certain expenses and other costs.

At September 30, 2014, we had $81.3 million of unrestricted cash, and approximately $327.1 million available under the Fly Acquisition II Facility. We also had ten unencumbered aircraft with an aggregate net book value of $403.4 million at September 30, 2014. On October 3, 2014, we completed the sale of $400.0 million aggregate principal amount of unsecured notes, receiving net proceeds of $396.6 million after deducting the underwriter’s discounts and commissions. We intend to use the net proceeds for general corporate purposes, including the acquisition of aircraft. We expect that cash on hand and cash from operations will satisfy our liquidity needs through at least the next twelve months.

Our liquidity plans are subject to a number of risks and uncertainties, including those described under Item 3 “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31,2013.

Cash Flows of Fly for the nine months ended September 30, 2014 and 2013

We generated cash from operations of $171.3 million and $135.1 million for the nine month periods ended September 30, 2014 and 2013, respectively, an increase of $36.2 million.

Cash used in investing activities was $566.6 million and $391.8 million for the nine month periods ended September 30, 2014 and 2013, respectively. During the nine month period ended September 30, 2014, we used $644.0 million of cash to purchase sixteen aircraft, whereas during the nine month period ended September 30, 2013, we used $424.4 million of cash to purchase eight aircraft. During the nine month period ended September 30, 2014, we sold six aircraft and received net cash proceeds of $88.6 million. During the nine month period ended September 30, 2013, we sold ten aircraft and received net cash proceeds of $48.5 million. Lessor maintenance contributions totaled $4.0 million and $16.0 million for the nine month periods ended September 30, 2014 and 2013, respectively.

Cash provided by financing activities totaled $72.1 million and $300.5 million for the nine month periods ended September 30, 2014 and 2013, respectively. During the nine month period ended September 30, 2014, we: (i) received proceeds from secured borrowings of $165.9 million to partially finance aircraft acquisitions, (ii) reduced our restricted cash accounts by $43.3 million primarily related to the release of escrowed funds used to purchase aircraft, (ii) received net maintenance payment liability receipts of $23.8 million and (iii) received net security deposit receipts of $8.0 million. These were partially offset by (i) repayments of $135.3 million of other secured borrowings and (ii) dividend and dividend equivalent payments of $32.3 million. During the nine month period ended September 30, 2013, we received: (i) proceeds from secured borrowings of $390.4 million to partially finance aircraft acquisitions, (ii) net proceeds of $172.6 million from issuance of shares and (iii) net maintenance reserve receipts of $29.5 million. These were partially offset by: (i) repayments on our secured borrowings totaling $243.9 million, (ii) dividend and dividend equivalent payments of $22.3 million and (iii) an increase in our restricted cash accounts of $18.4 million.

Maintenance Cash Flows

Under our leases, the lessee is generally responsible for maintenance and repairs, airframe and engine overhauls, obtaining consents and approvals and compliance with return conditions of aircraft on lease. In connection with the lease of a used aircraft we may agree to contribute additional amounts to the cost of certain major overhauls or modifications, which usually reflect the usage of the aircraft prior to the commencement of the lease. In many cases, we also agree to share with our lessees the cost of compliance with airworthiness directives.

We expect that the aggregate maintenance reserve and lease-end adjustment payments we receive from lessees will meet the aggregate maintenance contributions and lease-end adjustment payments that we will be required to make. For the nine month period ended September 30, 2014, we received $68.2 million of maintenance payments from lessees, made maintenance payment disbursements of $44.4 million and also made maintenance contributions of $4.0 million.

32

Dividends and Share Repurchases

From August 2012 to November 2013, we paid quarterly dividends of $0.22 per share. Since February 2014, we have paid quarterly dividends of $0.25 per share. On October 9, 2014, we declared a dividend of $0.25 per share, or approximately $10.4 million, which will be paid on November 20, 2014 to shareholders of record at October 31, 2014. The declaration and payment of future dividends to holders of our common shares will be at the discretion of our board of directors and will depend on many factors, including our financial condition, cash flows, market conditions, legal requirements and other factors as our board of directors deems relevant.

On May 7, 2014, our Board of Directors approved a new $30.0 million share repurchase program expiring in May 2015. Under this program, we may make share repurchases from time to time in the open market or in privately negotiated transactions. The timing of the repurchases under this program will depend upon a variety of factors, including market conditions, and the program may be suspended or discontinued at any time. We did not repurchase any shares during the nine month period ended September 30, 2014.

Financing

Unsecured Borrowings

On December 11, 2013, we sold $300.0 million aggregate principal amount of 6.75% Senior Notes due 2020 (the “2020 Notes”). In connection with the issuance, we paid an underwriting discount totaling $8.5 million. The 2020 Notes are unsecured obligations of ours and rank pari passu in right of payment with any existing and future senior indebtedness of ours. Interest on the 2020 Notes is payable semi-annually on June 15 and December 15 of each year, beginning on June 15, 2014. As of September 30, 2014 and December 31, 2013, accrued interest on the 2020 Notes totaled $6.0 million and $1.1 million, respectively. The 2020 Notes have a maturity date of December 15, 2020.

Pursuant to the indenture governing the 2020 Notes, we are subject to restrictive covenants which relate to our operations, dividend payments, incurrence of debt, repurchases of common shares, investments, disposition of aircraft, and capital expenditures and certain of these covenants will be suspended if the 2020 Notes obtain an investment grade rating. As of September 30, 2014, we were not in default under the 2020 Notes.

On October 3, 2014, we sold $75.0 million aggregate principal amount of 2020 Notes (the “Additional 2020 Notes”) and $325.0 million aggregate principal amount of 6.375% Senior Notes due 2021 (the “2021 Notes”). The Additional 2020 Notes were issued as additional notes under an indenture pursuant to which we issued $300.0 million aggregate principal amount of 2020 Notes on December 11, 2013, and were sold at a price of 104.75% of the principal amount thereof. The 2021 Notes were issued under an indenture containing substantially similar terms as the indenture governing the 2020 Notes and were sold at par. We received net proceeds of $396.6 million after deducting the underwriter’s discounts and commissions. We intend to use the net proceeds for general corporate purposes, including the acquisition of aircraft.

Secured Borrowings

We are subject to certain operating covenants under our loan agreements relating to the maintenance, registration and insurance of our aircraft. We are also required to maintain lease concentration limits, and are subject to limitations on the re-leasing and disposition of aircraft in certain of our loan agreements. In addition, in certain of our loan agreements, we are subject to additional operating covenants relating to the operations of the borrower entity; restrictions on the acquisition or substitution of aircraft; restrictions on the modification of aircraft and capital expenditures; limits on the amount and type of guarantees that can be provided or other indebtedness that can be incurred; and restrictions on our ability to grant liens or other encumbrances on the aircraft. Our failure to comply with any one of these covenants may trigger an event of default under the relevant loan or facility agreement. Certain of our loan agreements contain cross-default provisions that could be triggered by a default under another loan agreement.

33

Generally, an event of default under any of our loan or facility agreements may include, among other things:

•	Failure to pay interest or principal when due or within a prescribed period of time following its due date;

•	Failure to make certain other payments and such payments are not made within a prescribed period of time following written notice;

•	Failure to maintain required insurance levels;

•	Failure to comply with certain other covenants and such noncompliance continues for a specified period of time following written notice; and

•	Any of the aircraft owning or borrower entities become the subject of insolvency proceedings.

As of September 30, 2014, we were not in default under any of our secured borrowings.

Notes Payable

On October 2, 2007, our subsidiary, B&B Air Funding issued $853.0 million of aircraft lease-backed Class G-1 notes (the “Notes”). The Notes are direct obligations of B&B Air Funding and are not obligations of, or guaranteed by, Fly. Interest is payable monthly based on the current one-month LIBOR plus a spread of 0.77%, which includes an amount payable to Ambac Assurance Corporation, the provider of a financial guaranty insurance policy (the “Policy Provider”) that supports payment of interest and in certain circumstances, principal on the Notes. As of each of September 30, 2014 and December 31, 2013, accrued interest on the Notes totaled $0.2 million.

All cash collected from the aircraft secured by the Notes is applied to service the outstanding balance of the Notes, after the payment of certain expenses and other costs, including the fees to the Policy Provider, interest and interest rate swap payments in accordance with those agreements. Principal payments during the nine month periods ended September 30, 2014 and 2013 totaled $36.7 million and $49.9 million, respectively. As of September 30, 2014 and December 31, 2013, the outstanding balance under the Notes was $556.2 million and $592.9 million, respectively. The final maturity date of the Notes is November 14, 2033.

During the nine month period ended September 30, 2013, two aircraft secured by the Notes were sold. At September 30, 2014, the Notes secured a total of 35 aircraft.

In connection with the issuance of the Notes, B&B Air Funding entered into a revolving credit facility (“Note Liquidity Facility”) that provides additional liquidity of up to $60.0 million. Subject to the terms and conditions of the Note Liquidity Facility, advances may be drawn for the benefit of the Noteholders to cover certain expenses of B&B Air Funding, including maintenance expenses, interest rate swap payments and interest on the Notes. As of September 30, 2014, B&B Air Funding had not drawn on the Note Liquidity Facility.

Nord LB Facility

We assumed a debt facility (the “Nord LB Facility”) provided by Norddeutsche Landesbank Gironzentrale (“Nord LB”) that financed 19 of the aircraft in the GAAM Portfolio. The Nord LB Facility is structured as individual loans with each aircraft owning subsidiary acting as the borrower of its respective loan. Borrowings are secured by our equity interest in the subsidiaries which own the financed aircraft, the related leases, maintenance reserves and other deposits. The loans are cross-collateralized and contain cross-default provisions.

As of September 30, 2014 and December 31, 2013, the outstanding balance under the Nord LB Facility was $425.0 million and $452.4 million, respectively. During the nine month period ended September 30, 2014, we made total principal payments of $27.4 million under the Nord LB Facility. During the nine month period ended September 30, 2013, we made total principal payments of $48.4 million, which included repayment of debt associated with the sale of an aircraft financed under the Nord LB Facility.

The loans under the Nord LB Facility bear interest at one month LIBOR plus 3.30% until the final maturity date of November 14, 2018. As of each of September 30, 2014 and December 31, 2013, the blended weighted average interest rate for the facility was 4.15%, excluding the amortization of debt discount and debt issuance costs. As of each of September 30, 2014 and December 31, 2013, interest accrued on the facility totaled $0.7 million.

34

We apply 95% of lease rentals collected towards interest and principal. Upon termination or expiration of a lease, no payments are due with respect to the outstanding loan associated with that aircraft until the earlier of (i) six months from such termination or expiration and (ii) the date on which the aircraft is re-leased. Interest during this period increases the outstanding balance under the facility. We must pay interest with respect to any aircraft that remains off-lease after six months, and if such aircraft continues to be off-lease after twelve months, we must pay debt service equal to 85% of the lease rate under the prior lease agreement.  The lenders may require payment in full or foreclose on an aircraft that remains off-lease after 24 months, but may not foreclose on any other aircraft in the facility.

In the event that we sell any of the financed aircraft, substantially all sales proceeds (after payment of certain expenses) must be used to repay first the debt associated with the sold aircraft and then the outstanding amounts which finance the other aircraft. In addition, any security deposit and maintenance reserve amounts retained by us after the termination of a lease will be used to prepay the Nord LB Facility, provided such reserves are not required for future maintenance of such aircraft. If after full repayment of the facility, we have earned a 10% return on our equity investment, we will pay Nord LB a fee equal to 10% of our return in excess of 10%, up to a maximum of $5.0 million.

The Nord LB Facility does not contain any financial covenants. At September 30, 2014, 17 aircraft were financed under this facility.

CBA Facility

We assumed a debt facility provided by Bank of Scotland plc (“BOS”), Commonwealth Bank of Australia and CommBank Europe Limited (together, “CBA”) (the “CBA Facility” which we formerly referred to as the “BOS Facility”) that financed 21 of the aircraft in the GAAM Portfolio. Subsequent to the acquisition of the GAAM Portfolio, twelve aircraft have been refinanced.

On November 15, 2013, we amended and extended the CBA Facility, which was then secured by nine aircraft. CBA provided for seven new loans on seven of the nine remaining aircraft which are cross-collateralized and contain cross-default provisions. One loan matures in 2018 and the remaining six loans mature in 2020. All payments under the CBA Facility are guaranteed by us.

During the nine month period ended September 30, 2014, we sold two aircraft financed under the CBA Facility and recorded a gain on debt extinguishment of $4.0 million. The proceeds were paid to the lenders as full and final discharge of the loans secured by these two aircraft totaling $35.6 million.

We make scheduled monthly payments of principal and interest on each loan in accordance with a fixed amortization schedule. During the nine month periods ended September 30, 2014 and 2013, we made total principal payments of $8.7 million and $11.7 million, respectively. In May 2013, we refinanced two aircraft resulting in principal repayments of $54.5 million under the CBA Facility.

As of September 30, 2014 and December 31, 2013, the outstanding principal balance under the CBA Facility was $117.5 million and $161.8 million, respectively.

Borrowings under the CBA Facility accrue interest at either a fixed or variable interest rate. Variable borrowings bear interest based on one-month LIBOR plus an applicable composite margin of 2.50%. Fixed interest rates range between 3.67% and 7.75%. The weighted average interest rate on all outstanding amounts was 4.62% as of September 30, 2014, excluding the debt discount amortization and debt issuance costs. As of September 30, 2014 and December 31, 2013, interest accrued on the facility totaled $30,000 and $0.2 million, respectively.

Borrowings under the CBA Facility are secured by our equity interest in the subsidiaries which own the financed aircraft, the aircraft and the related leases. If, upon the repayment of any loan, the ratio of the remaining principal amount outstanding under the CBA Facility to the aggregate appraised value of the aircraft is equal to or greater than 80%, we will be required to pay into a collateral account an amount as is necessary to reduce this ratio to less than 80%.

There are no financial covenants in the CBA Facility.

Term Loan

On August 9, 2012, we entered into a $395.0 million senior secured term loan with a consortium of lenders (the “Term Loan”). The Term Loan was originally issued at 96% of par value.

35

On November 21, 2013, we amended and upsized the Term Loan by $105.0 million. The incremental borrowing was priced at 99.75% of the principal amount. We received net proceeds of approximately $102.0 million, which were used to finance the acquisition of aircraft. At December 31, 2013, $33.6 million was held in an escrow account to finance the acquisition of two additional aircraft, which were acquired during the first quarter of 2014. During the nine month period ended September 30, 2014, we sold four aircraft financed under the Term Loan, and substituted in three unencumbered aircraft as collateral. During the nine month period ended September 30, 2013, we sold one aircraft financed under the Term Loan and substituted in an aircraft purchased during the third quarter of 2013. At September 30, 2014, 29 aircraft were financed under this facility.

The Term Loan bears interest at LIBOR plus a margin of 3.50%, with a LIBOR floor of 1.00%, and matures in August 2019. The Term Loan requires quarterly principal payments. During the nine month period ended September 30, 2014, we made principal payments of $17.8 million and $14.8 million, respectively. As of each of September 30, 2014 and December 31, 2013, interest accrued on the Term Loan totaled $2.9 million.

The Term Loan may be prepaid in whole or in part, provided that, if such prepayment occurs on or prior to November 21, 2014, such prepayment will be made at 101% of the principal amount being repaid. As of September 30, 2014 and December 31, 2013, the outstanding principal balance of the Term Loan was $457.5 million and $475.3 million, respectively.

The Term Loan is guaranteed by us. Borrowings under the Term Loan are secured by our equity interests in the aircraft owning and/or leasing subsidiaries, the aircraft and related leases and other deposits. The Term Loan contains certain concentration limits with respect to types of aircraft which can be financed in the Term Loan, as well as geographic and single lessee concentration limits. These concentration limits apply upon the acquisition, sale, removal or substitution of an aircraft. The Term Loan also includes certain customary covenants, including reporting requirements and maintenance of public ratings.

The maximum loan-to-value ratio, as measured on a quarterly basis, is 70.0% of the lower of the mean or median of half-life adjusted base value of the financed aircraft as determined by three independent appraisers. We are required to seek new appraisals semi-annually.

Fly Acquisition II Facility

We entered into a revolving credit facility with a consortium of lenders (“Fly Acquisition II Facility”) providing loans in an aggregate amount of up to $450.0 million for an availability period that expires on July 3, 2015, followed by a three year term, with a final maturity date of July 3, 2018.

We pay a commitment fee of 0.75% per annum on a monthly basis to each lender on the undrawn amount of its commitment which accrues during the availability period. The applicable margin during the availability period is 3.25%, stepping up to 3.75%, 4.25% and 4.75% in each subsequent year during the term period. As of each of September 30, 2014 and December 31, 2013, the interest accrued on the Fly Acquisition II Facility totaled $0.2 million.

As of September 30, 2014 and December 31, 2013, the outstanding principal balance under the facility was $122.9 million and $126.8 million, respectively. During the nine month period ended September 30, 2013, we purchased five aircraft using a combination of unrestricted cash and $161.6 million drawn under the Fly Acquisition II Facility. At September 30, 2014, four aircraft were financed under the Fly Acquisition II Facility.

The borrowing base for each aircraft in the portfolio is equal to 72.5% of the lower of (x) the original purchase price of the aircraft depreciated on a straight line basis assuming a 25-year useful life and (y) the lower of the current market value or base value appraisal. The outstanding aggregate amount of loans under the facility cannot exceed 72.5% of the sum of (x) the aggregate borrowing base of all aircraft and (y) 50% of maintenance reserves paid with respect to the aircraft. Aircraft financed under the Fly Acquisition II Facility may not be more than eight years of age at the time of funding.

During the availability period, we are required to make monthly principal payments such that the aggregate outstanding principal amount of the loans is less than or equal to 72.5% of the aggregate purchase price of the aircraft depreciated on a straight line basis assuming a 25-year useful life of the aircraft.

We are required to make partial prepayments with any proceeds from the sale of aircraft and all insurance and other proceeds received with respect to any event of total loss of an aircraft. Amounts repaid may be redrawn during the availability period.

During the nine month periods ended September 30, 2014 and 2013, we made principal payments of $3.9 million and $1.6 million, respectively. In addition, during the third quarter of 2013, two aircraft were refinanced, resulting in repayments of $43.8 million under the Fly Acquisition II Facility.

36

Borrowings are secured by the beneficial interests in the aircraft owning and leasing subsidiaries, the aircraft and related leases, certain cash collateral and other deposits. In addition, we are required to maintain cash collateral equal to 2% of the aggregate outstanding principal balance of the loans. If there is an event of default in respect of the borrowing base, we will be required to pledge to the lenders all maintenance reserves that were collected prior to such event of default as well as all maintenance reserves to be paid following this occurrence. If certain concentration criteria are not met at the end of the availability period, then all of the maintenance reserves to be paid in respect of the financed aircraft following this occurrence will be pledged to the lenders.

Other Aircraft Secured Borrowings

In addition to the debt facilities described above, we have entered into and may periodically enter into other secured debt to finance the acquisition of aircraft. These borrowings may finance the acquisition of one or more aircraft and are usually structured as individual loans which are secured by pledges of our rights, title and interest in the financed aircraft and leases. The maturity date of each loan generally matches the corresponding lease expiration date. We make scheduled monthly payments of principal and interest on each loan in accordance with a fixed amortization schedule. Principal payments, including repayment of a loan associated with an aircraft sold, totaled $40.7 million during the nine month period ended September 30, 2014. During the nine month period ended September 30, 2013, we made principal payments totaling $19.2 million. As of September 30, 2014, 19 aircraft were financed by other aircraft secured borrowings.

As of September 30, 2014 and December 31, 2013, the total principal balance outstanding under these loans was $617.4 million and $490.1 million, respectively. The blended weighted average interest rate for these loans was 4.19%, excluding the amortization of debt discount and debt issuance costs. As of each of September 30, 2014 and December 31, 2013, interest accrued on these loans totaled $1.1 million.

The secured debt financing may be recourse to us. At September 30, 2014 and December 31, 2013, $294.9 million and $134.9 million of the other aircraft secured borrowings were recourse to us. Although these recourse loans are secured by aircraft and their associated leases, we have guaranteed and will be responsible for timely payment of all debt service and other amounts due under these loans in the event that the underlying leases do not provide sufficient cash flow to meet required debt payments. In addition, certain of our secured, recourse borrowings contain cross default provisions to other recourse borrowings which if triggered could significantly increase the amount of indebtedness which is payable by us at the time of the default.

During the nine month period ended September 30, 2014, we acquired two aircraft with unrestricted cash and proceeds from secured, recourse debt financing of $168.0 million. During the nine month period ended September 30, 2013, we acquired one aircraft with unrestricted cash and proceeds from secured, recourse debt financing of $128.0 million.

In connection with the sale of six aircraft during the first quarter of 2013, the buyer assumed the underlying debt facility which had an outstanding balance of $38.5 million, net of unamortized discount of $2.9 million, and the derivative contracts associated with the aircraft.

Capital Expenditures

We have substantial capital expenditures as we continue to expand our fleet through acquisitions of aircraft and other aviation assets. During the nine month period ended September 30, 2014, we purchased one Boeing 737-700 aircraft, ten Boeing 737-800 aircraft, two Airbus A319-100 aircraft and three Airbus A330-300 aircraft for an aggregate purchase price of $663.0 million.

In addition to acquisitions of aircraft and other aviation assets, we expect to make capital expenditures from time to time in connection with improvements to our aircraft. These expenditures include the cost of major overhauls and modifications. As of September 30, 2014, the weighted average age of the aircraft in our portfolio was 8.2 years. In general, the cost of operating an aircraft, including capital expenditures, increases with the age of the aircraft.

Inflation

The effects of inflation on our operating expenses have been minimal. We do not consider inflation to be a significant risk to direct expenses in the current economic environment.

37

Foreign Currency Exchange Risk

We receive all of our revenue in U.S. Dollars, and we pay substantially all of our expenses in U.S. Dollars. However, we incur some of our expenses in other currencies, primarily the Euro. Depreciation in the value of the U.S. Dollar relative to other currencies increases the U.S. Dollar cost to us of paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. Because we currently receive substantially all of our revenue in U.S. Dollars and pay substantially all of our expenses in U.S. Dollars, a change in foreign exchange rates would not have a material impact on our results of operations.

Item  3. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive due to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. We are exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates. Our primary interest rate exposure relates to our lease agreements and our floating rate debt obligations such as the Notes, the Term Loan and other borrowings. As of September 30, 2014, 108 out of our 121 lease agreements require the payment of a fixed rent amount during the term of the lease. The remaining 13 leases require payment of a variable rent based on LIBOR during the lease term. The majority of our indebtedness requires payments based on a variable interest rate index such as LIBOR. Therefore, increases in interest rates may reduce our net income by increasing the cost of our debt without any corresponding proportional increase in rents or cash flow under our leases.

We have entered into interest rate swap agreements to mitigate the interest rate fluctuation risk associated with our debt. We expect that these interest rate swaps will reduce the additional interest expense that could be caused by an increase in variable interest rates. At September 30, 2014, the notional balance of our interest rate swap agreements was $1.5 billion compared to our floating rate debt obligations of $2.0 billion. Approximately $1.6 billion of our debt obligations was associated with aircraft with fixed rate rentals.

Sensitivity Analysis

The following discussion about the potential effects of changes in interest rates is based on a sensitivity analysis, which models the effects of hypothetical interest rate shifts on our financial condition and results of operations. A sensitivity analysis is constrained by several factors, including the necessity to conduct the analysis based on a single point in time and by the inability to include the complex market reactions that normally would arise from the market shifts. Although the following results of a sensitivity analysis for changes in interest rates may have some limited use as a benchmark, they should not be viewed as a forecast. This forward-looking disclosure also is selective in nature and addresses only the potential impacts on our financial instruments and our variable rate leases. It does not include a variety of other potential factors that could affect our business as a result of changes in interest rates.

Assuming we do not hedge our exposure to interest rate fluctuations, a hypothetical 100 basis-point increase or decrease in our variable interest rates would have increased or decreased our interest expense by $26.8 million, and would have increased or decreased our revenues by $4.2 million and $1.4 million, respectively, on an annualized basis.

The fair market value of our interest rate swaps is affected by changes in interest rates and credit risk of the parties to the swap. We determine the fair value of our derivative instruments using a discounted cash flow model which incorporates an assessment of the risk of non-performance by the swap counterparty and an evaluation of Fly’s credit risk in valuing derivative assets and liabilities. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility. Changes in fair value of the derivatives are recorded as a component of accumulated other comprehensive income, net of a provision for income taxes. As of September 30, 2014, a 100 basis-point increase in the interest rate would reduce the fair market value of our derivative liabilities by approximately $24.2 million. A 100 basis-point decrease in the interest rate would increase the fair market value of our derivative liabilities by approximately $22.8 million. As of September 30, 2014, a 100 basis-point increase in the interest rate would increase the fair market value of our derivative assets by approximately $19.5 million. A 100 basis-point decrease in the interest rate would reduce the fair market value of our derivative assets by approximately $17.2 million.

38

Item  4. Controls and Procedures

We carried out, under the supervision and with the participation of our chief executive officer and chief financial officer an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended). Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of September 30, 2014, our disclosure controls and procedures were effective.

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Act of 1934, as amended) that occurred during the quarter ended September 30, 2014 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

PART II — OTHER INFORMATION

Item 1. Legal Proceedings

We have not been involved in any legal proceedings that may have, or have had, a significant effect on our business, financial position, results of operations or liquidity. We are not aware of any proceedings that are pending or threatened that may have a material effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally claims relating to incidents involving aircraft and claims involving the existence or breach of a lease, sale or purchase contract. We expect the claims related to incidents involving our aircraft would be covered by insurance, subject to customary deductions. However, these claims could result in the expenditure of significant financial and managerial resources, even if they lack merit and if determined adversely to us and not covered by insurance could result in significant uninsured losses.

Item  1A. Risk Factors

For a discussion of our potential risks and uncertainties, see the information under “Risk Factors” under the heading Item 3. “Key Information” in our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 14, 2014 which is accessible on the SEC’s website at www.sec.gov as well as our website at www.flyleasing.com. The information on our website or that can be accessed through our website neither constitutes a part of this interim report nor is incorporated by reference herein.

Item  2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults Upon Senior Securities

None.

Item  4. Mine Safety Disclosures

None.

Item  5. Other Information

None.

Item  6. Exhibits

None.

39